================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                               (Amendment No. 10)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               DELPHI CORPORATION
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    247126105
                                 --------------
                                 (CUSIP Number)

                                 Kenneth Maiman
                            Appaloosa Management L.P.
                           26 Main Street, First Floor
                                Chatham, NJ 07928
                                 (973) 701-7000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 17, 2007
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Investment Limited Partnership I

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      22-3220838
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
----- --------------------------------------------------------------------------
NUMBER OF SHARES              7      SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING             ------ -------------------------------------------
PERSON WITH                   8      SHARED VOTING POWER
                                     27,716,000
                              ------ -------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     0
                              ------ -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     27,716,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      108,686,269 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.35% (2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below.

(2) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Palomino Fund Ltd.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      98-0150431
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [ ](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
----- --------------------------------------------------------------------------
NUMBER OF SHARES              7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                0
EACH REPORTING                ------ -------------------------------------------
PERSON WITH                   8      SHARED VOTING POWER
                                     24,284,000
                              ------ -------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     0
                              ------ -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     24,284,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      105,254,269 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.74% (2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below.

(2) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Management L.P.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      22-3220835
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [ ](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
----- --------------------------------------------------------------------------
NUMBER OF SHARES              7      SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING             ------ -------------------------------------------
PERSON WITH                   8      SHARED VOTING POWER
                                     52,000,000
                              ------ -------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     0
                              ------ -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     52,000,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      132,970,269 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.67% (2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below.

(2) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Partners Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      22-3220833
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [ ](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
----- --------------------------------------------------------------------------
NUMBER OF SHARES              7      SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING             ------ -------------------------------------------
PERSON WITH                   8      SHARED VOTING POWER
                                     52,000,000
                              ------ -------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     0
                              ------ -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     52,000,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      132,970,269 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.67% (2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below.

(2) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      David A. Tepper

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [ ](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
----- --------------------------------------------------------------------------
NUMBER OF SHARES              7      SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING             ------ -------------------------------------------
PERSON WITH                   8      SHARED VOTING POWER
                                     52,000,000
                              ------ -------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     0
                              ------ -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     52,000,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      132,970,269 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.67% (2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below.

(2) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

     This Amendment No. 10 (this "Amendment") to the Schedule 13D (the "Initial
Schedule 13D") initially filed on March 16, 2006 by the Reporting Persons (as defined in the Initial Schedule 13D), as amended on August 1, 2006, August 29, 2006, December 19, 2006, January 18, 2007, March 2, 2007, March 12, 2007, May
15, 2007, July 6, 2007 and July 10, 2007 relates to the common stock, $0.01 par value per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Issuer"), and is being filed to amend the Reporting Persons' previously-filed Schedule 13D as specifically set forth below.

     Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Reporting Person, as such term is defined in Item 2 of the Initial Schedule 13D.

     The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

ITEM 4 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     New Proposal Letter

     On July 17, 2007, ADAH, Del-Auto, Merrill, UBS, Goldman Sachs & Co. ("GS") and Pardus DPH Holding LLC ("Pardus DPH") (an affiliate of Pardus Special Opportunities Master Fund L.P. ("Pardus")) delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $2.55 billion in the aggregate in preferred and common equity of the reorganized Issuer and a proposed reorganization framework for the Issuer (the "New Proposal"). Each of ADAH, Del-Auto, Merrill, UBS, GS and Pardus DPH are referred to herein as the "New Investors." Each of Del-Auto, Merrill, UBS, GS and Pardus DPH are referred to herein as the "Co-Investors." A copy of the New Proposal is attached hereto as Exhibit 20.

     According to the New Proposal, the New Investors would enter into an Equity Purchase and Commitment Agreement (the "New Investment Agreement") providing for the potential equity investment. The New Proposal will terminate if, on or before August 16, 2007, (x) the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") does not issue an order reasonably satisfactory to the New Investors approving and authorizing the Issuer to enter into the New Investment Agreement and certain other matters, (y) the Issuer has not entered into the New Investment Agreement or (z) any of the New Investors determines in its sole discretion that any of the conditions contained in the New Investment Agreement are incapable of being satisfied or that any of the New Investors is entitled to exercise a termination right under the New Investment Agreement.

     Equity Investment

     Under the terms of the New Investment Agreement, on the terms and subject to the conditions of the New Investment Agreement, the New Investors would purchase an aggregate of $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows:
(i) each New Investor would purchase for $38.39 per share, each New Investor's proportionate share of 4,558,479 shares of the reorganized Issuer's new common stock (the "New Direct Subscription Shares"); (ii) each Co-Investor would purchase for $38.39 per share, each Co-Investor's proportionate share of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "New Series B Preferred Stock"); and (iii) ADAH would purchase for $31.28 per share, 12,787,724 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock (the "New Series A-1 Preferred Stock"). The number of New Direct Subscription Shares and New Series B Preferred Stock to be purchased by each New Investor is set forth on Schedule 2 to the New Investment Agreement.

     Additionally, on the terms and subject to the conditions of the New Investment Agreement, the New Investors would purchase any unsubscribed shares ("New Unsubscribed Shares") of the reorganized Issuer's new common stock in connection with an approximately $1.6 billion rights offering (the "Rights Offering") that would be made available to holders of Common Stock as of a record date to be determined by the Issuer. In accordance with the New Investment Agreement, the Issuer would distribute certain rights to holders of Common Stock to acquire new common stock of the reorganized Issuer subject to the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission, approval of the Bankruptcy Court and satisfaction of other terms and conditions. The rights, which would be transferable by the original eligible holders, would permit holders to purchase their pro rata share of new common stock of the reorganized Issuer at $38.39 per share.

     Altogether, the New Investors could invest up to an aggregate of $2.55 billion in the reorganized Issuer. The New Investment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Issuer or the New Investors of certain termination rights, all of which are more fully described in the New Investment Agreement.

     The New Investors would be entitled to payment of certain commitment fees and an alternate transaction fee, and ADAH would be entitled to an arrangement fee, in amounts, at the times and under the circumstances set forth in the New Investment Agreement.

     Plan of Reorganization Framework

     The New Investment Agreement further outlines the Issuer's proposed framework for a plan of reorganization, which includes distributions to be made to creditors and stockholders, the treatment of GM's claims, and the corporate governance of the reorganized Issuer.

     Corporate Governance Structure

     Under the terms of the proposed plan, the reorganized Issuer would be governed by a nine (9) member board of directors including an executive chairman and the Issuer's CEO. Subject to certain conditions, six of the nine directors would be required to be independent of the reorganized Issuer under applicable exchange rules and independent of the New Investors.

     A five (5) member selection committee will have certain approval rights with respect to the reorganized Issuer's initial Board of Directors. The selection committee will consist of John D. Opie, the Issuer's board of directors' lead independent director, a representative of each of the Issuer's two statutory committees, a representative from Appaloosa and a representative from the Co-Investors. ADAH, through its proposed New Series A-1 Preferred Stock ownership, would have certain veto rights regarding extraordinary corporate actions such as change of control transactions and acquisitions or investments in excess of $250 million in any twelve (12) month period.

     Executive compensation for the reorganized company must be on market terms, must be reasonably satisfactory to ADAH, and the overall executive compensation plan design must be described in the Issuer's disclosure statement and incorporated into the plan of reorganization.

     New Investor Letter Agreement

     On July 18, 2007, Appaloosa, Harbinger, Merrill, UBS, GS and Pardus entered into a letter agreement (the "Letter Agreement") governing the relationships among them. A copy of the Letter Agreement is attached hereto as Exhibit 21.

     The parties to the Letter Agreement have agreed, subject to certain exceptions, to certain transfer restrictions on claims and interests in any of the Debtors (as defined in the New Investment Agreement). Additionally, the Letter Agreement sets forth certain obligations of the parties to the Letter Agreement with respect to supporting the transactions contemplated by the New Investment Agreement on the terms and subject to the conditions contained in the Letter Agreement.

     Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the New Investment Agreement and the Letter Agreement, each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement, the New Investment Agreement and the Letter Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

     This Amendment is not a solicitation for votes on the Issuer's plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer's plan of reorganization.

Item 5 is amended and restated as follows:

     (a) - (b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of July 18, 2007.

------------------------------- ---------------------------- ---------------------------- ----------------------------
             Name                    Number of Shares             Number of Shares        Aggregate Number of Shares
                                  Beneficially Owned with      Beneficially Owned with       Shares Beneficially
                                      Sole Voting and             Shared Voting and                Owned (1)
                                     Dispositive Power            Dispositive Power
------------------------------- ---------------------------- ---------------------------- ----------------------------
Appaloosa Investment Limited                 0                       27,716,000                   108,686,269
Partnership I
------------------------------- ---------------------------- ---------------------------- ----------------------------
Palomino Fund, Ltd.                          0                       24,284,000                   105,254,269
------------------------------- ---------------------------- ---------------------------- ----------------------------
Appaloosa Management L.P.                    0                       52,000,000                   132,970,269
------------------------------- ---------------------------- ---------------------------- ----------------------------
Appaloosa Partners Inc.                      0                       52,000,000                   132,970,269
------------------------------- ---------------------------- ---------------------------- ----------------------------
David A. Tepper                              0                       52,000,000                   132,970,269
------------------------------- ---------------------------- ---------------------------- ----------------------------

         Pursuant to Rule 13d-5(b)(1), the Reporting Persons are deemed to be the beneficial owner of shares of Common Stock beneficially owned by the other New Investors. Other than pursuant to the New Investment Agreement and the Letter Agreement, the Reporting Persons do not have any agreement regarding the voting or disposition of such shares. The number of shares of Common Stock beneficially owned by each of the other New Investors, based on information provided to the Reporting Persons by each such New Investor, is set forth in Items 11 and 13 on the cover pages of this Amendment.

(1) As a result of the New Proposal and related agreements described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Common Stock beneficially owned by the other New Investors described in
     Item 4. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

         (c) None of the Reporting Persons has purchased or sold Common Stock during the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     On July 17, 2007, the New Investors delivered the New Proposal to the Issuer, which the Issuer accepted.

     On July 18, 2007, Appaloosa entered into a Letter Agreement with Harbinger, Merrill, UBS, GS and Pardus.

     In addition, concurrent with the delivery of the New Proposal, Appaloosa, Harbinger, UBS, Merrill, GS and Pardus entered into an agreement regarding the allocation of certain potential liabilities in connection with the New Investment Agreement. A copy of such agreement is attached hereto as Exhibit 22.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7 IS AMENDED TO ADD THE FOLLOWING EXHIBITS:

Exhibit No.    Description
-----------    -----------------------------------------------------------------
    20         Proposal Letter (attaching form of Equity Purchase and Commitment
               Agreement and Equity Commitment Letters) dated July 18, 2007.

    21 Letter Agreement, dated July 18, 2007, from Appaloosa Management L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co. and Pardus Special Opportunities Master Fund L.P.

    22 Contribution and Reimbursement Agreement, dated July 18, 2007, among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, UBS Securities LLC, Goldman Sachs & Co. and Pardus Special Opportunities Master Fund L.P.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2007

                                                  APPALOOSA INVESTMENT LIMITED
                                                  PARTNERSHIP I

                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                  Its General Partner

                                                  By:  APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  PALOMINO FUND LTD.

                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                  Its Investment Adviser

                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA MANAGEMENT L.P.

                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner

                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA PARTNERS INC.


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  /s/ David A. Tepper
                                                  ------------------------------
                                                  David A. Tepper

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------------------------------------------------------------
    20        Proposal Letter (attaching form of Equity Purchase and Commitment
              Agreement and Equity Commitment Letters) dated July 18, 2007.

    21 Letter Agreement, dated July 18, 2007, from Appaloosa Management L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co. and Pardus Special Opportunities Master Fund L.P.

    22 Contribution and Reimbursement Agreement, dated July 18, 2007, among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Merrill Lynch, Pierce, Fenner & Smith, Incorporated,UBS Securities LLC, Goldman Sachs & Co. and Pardus Special Opportunities Master Fund L.P.

                                  Page 20 of 20